Exhibit 21.1

SUBSIDIARIES OF AUTOBYTEL INC.

Subsidiary Name	Jurisdiction of Incorporation
Auto-By-Tel Acceptance Corporation	Delaware
Auto-By-Tel Insurance Services, Inc.	Delaware
Car.com, Inc.	Delaware
Autobytel Dealer Services, Inc.	Delaware